EXEMPTION NUMBER: **82 4639**

# KGHM Polska Miedź S.A.

*ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND*
*phone: (48 76) 84 78 200 fax: (48 76) 84 78 500*

02 MAR -5 AM 8:05

| | | | |
|---|---|---|---|
| **To:** | **Division of Corporation Finance** | **Phone:** | **+1 202 942 2990** |
| **Firm:** | **United States Securities and Exchange Commission** | **Fax:** | **+1 202 942 96 24** |
| **Contact name:** | **Wojciech Marciniak**<br>**Director, Head Office Information Centre,** | **Phone:**<br>**Fax:** | **++48 76 84 78 280**<br>**++48 76 84 78 205** |

**Announcement also provided to required statutory authorities**

**Date: 5 March 2002**

**Number of pages (including this one): 7**

SUPPL

NI/1W( [redacted]

02015644

**Information:**

**In accordance with a Decree of the Council of Ministers dated October 16, 2001 (Dz.U. No 139, point 1569), specifically §1, section 2 and §57, section 1, point 3, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Annual Report for 2001.**

**Herein, are presented only the balance sheet, profit and loss account, description of changes in shareholders' funds and statement of cash flows. United States Securities and Exchange Commission will receive the complete hard copy of the Annual Report for 2001 by express mail shortly.**

**Sincerely**

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Witold Bugajski

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

3/5

*Court of record of incorporation and registration number:*
*Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego*
*Nr KRS 23302*
*President of the Management Board: Stanislaw Speczik,*
*Vice-Presidents of the Management Board: S. Siewierski, W. Bugajski, G. Kubacki, J.A. Szczepek*
*Share capital: PLN 2 000 000 000 (two thousand million)*

**EXEMPTION NUMBER: 82 4639**

(in '000PLN)

BALANCE SHEET

| as at | Note | 2001 | 2000 |
|---|---|---|---|
| **ASSETS** | | | |
| I. Fixed Assets | | 4 735 473 | 4 176 537 |
| 1. Intangible assets | 1 | 14 156 | 46 192 |
| 2. Tangible fixed assets | 2 | 2 880 723 | 2 783 416 |
| 3. Long term investments | 3 | 1 840 260 | 1 323 733 |
| 4. Long term debtors | 4 | 334 | 23 196 |
| II. Current assets | | 2 656 574 | 1 380 730 |
| 1. Inventory | 5 | 925 401 | 834 588 |
| 2. Debtors | 6 | 478 454 | 521 728 |
| 3. Own shares for sale | 7 | | |
| 4. Short term investments | 8 | 1 209 000 | 368 |
| 5. Cash and cash equivalents | 9 | 43 719 | 24 046 |
| III. Prepayments | 10 | 164 749 | 199 603 |
| 1. Deferred corporate income tax asset | | 52 291 | 77 178 |
| 2. Other prepayments | | 112 458 | 122 425 |
| Total assets | | 7 556 796 | 5 756 870 |
| **SHAREHOLDERS' FUNDS AND LIABILITIES** | | | |
| I. Shareholders' Funds | | 3 696 075 | 4 066 757 |
| 1. Share capital | 11 | 2 000 000 | 2 000 000 |
| 2. Called up capital not paid | | | |
| 3. Reserve capital | 12 | 1 184 267 | 753 007 |
| 4. Revaluation reserve capital | | 710 027 | 717 117 |
| 5. Other reserve capital | 13 | (8 196) | (27 537) |
| 6. Exchange rate differences on foreign divisions | | | |
| 7. Profit (loss) from prior years | 14 | | 6 203 |
| 8. Net profit (loss) for the period | | (190 023) | 617 967 |
| II. Provisions | | 975 403 | 772 912 |
| 1. Provisions for income tax | 15 | | |
| 2. Other provisions | 16 | 975 403 | 772 912 |
| III. Liabilities | | 2 658 569 | 607 509 |
| 1. Long term creditors | 17 | 119 589 | |
| 2. Short term creditors | 18 | 2 538 980 | 607 509 |
| IV. Accruals and deferred income | 19 | 226 749 | 309 692 |
| Total shareholders' funds and liabilities | | 7 556 796 | 5 756 870 |

| | | | |
|---|---|---|---|
| Net assets | | 3 696 075 | 4 066 757 |
| Shares outstanding | | 200 000 000 | 200 000 000 |
| Net assets per share (in PLN) | 20 | 18.48 | 20.33 |
| Anticipated shares outstanding | | | |
| Diluted net assets per share (in PLN) | 20 | | |

OFF-BALANCE SHEET LIABILITIES

| as at | 2001 | 2000 |
|---|---|---|
| a) total value of guarantees granted, of which: | | 300 904 |
| - on behalf of subsidiaries | | 300 904 |
| - on behalf of associated entities | | |
| - on behalf of a dominant entity | | |
| - on behalf of other entities | | |
| b) other off-balance sheet liabilities, due to: | 242 692 | 622 007 |
| - bills of exchange payable | 10 791 | 4 950 |
| - conditional penalties | 316 | 7 439 |
| - unresolved and disputed issues | 37 644 | 6 615 |
| - liabilities due to perpetual usufruct of land | 170 966 | 158 309 |
| - commitments related to investment in CONGO | | 72 340 |
| - commitments related to rationalisation and R&D implementation | 22 975 | 66 824 |
| - right of recourse by PSE and TEL-ENERGO towards KGHM Polska Miedź S.A. due to loan guarantee granted to the KGHM Polska Miedź S.A. subsidiary – Telefonia Lokalna S.A. | | 289 080 |
| - other | | 16 450 |
| Total off-balance sheet liabilities | 242 692 | 922 911 |

# EXEMPTION NUMBER: 82 4639
(in '000PLN)

PROFIT AND LOSS ACCOUNT

| Prepared for the period | Note | 2001 | 2000 |
|---|---|---|---|
| I. Revenue from the sale of products, materials and goods | | 4 217 672 | 4 982 763 |
| 1. Revenue from the sale of products | 21 | 4 183 560 | 4 928 276 |
| 2. Revenue from the sale of materials and goods | 22 | 34 112 | 54 487 |
| II. Cost of sale of products, materials and goods | | (3 553 675) | (3 578 916) |
| 1. Cost of manufactured products sold | 23 | (3 521 966) | (3 527 622) |
| 2. Cost of goods and materials sold | | (31 709) | (51 294) |
| III. Gross profit (I-II) | | 663 997 | 1 403 847 |
| IV. Selling costs | | (70 548) | (62 843) |
| V. General administrative costs | | (420 063) | (399 862) |
| VI. Profit from sales (III-IV-V) | | 173 386 | 941 142 |
| VII. Other operating income | 24 | 26 711 | 67 402 |
| VIII. Other operating costs | 25 | (312 359) | (180 264) |
| IX. Operating profit (loss) (VI+VII-VIII) | | (112 262) | 828 280 |
| X. Income from shares in other entities | 26 | 15 463 | 4 954 |
| XI. Income from other long term investments | 27 | | |
| XII. Other financial income | 28 | 956 444 | 711 336 |
| XIII. Financial costs | 29 | (1 006 633) | (749 172) |
| XIV. Profit (loss) before extraordinary items and taxation (IX+X+XI+XII-XIII) | | (146 988) | 795 398 |
| XV. Extraordinary items (XV.1.-XV.2.) | | 49 | (308) |
| 1. Extraordinary gains | 30 | 1 219 | 2 209 |
| 2. Extraordinary losses | 31 | (1 170) | (2 517) |
| XVI. Profit (loss) before taxation | | (146 939) | 795 090 |
| XVII. Taxation | 32 | (43 084) | (177 123) |
| XVIII. Other obligatory deductions from profit (loss increase) | 33 | | |
| XIX. Net profit (loss) | 34 | (190 023) | 617 967 |

| | | | |
|---|---|---|---|
| Net profit (loss) for 12 months | | (190 023) | 617 967 |
| Weighted average number of ordinary shares | | 200 000 000 | 200 000 000 |
| Net profit (loss) per ordinary share (in PLN) | 35 | (0.95) | 3.09 |
| Weighted average anticipated number of ordinary shares | | | |
| Diluted net profit (loss) per ordinary share (in PLN) | 35 | | |

# EXEMPTION NUMBER: 82 4639

(in '000PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

| Prepared for the period | 2001 | 2000 |
|---|---|---|
| I. Shareholders' funds - beginning of the period | 4 066 757 | 3 470 124 |
| a) changes of accounting methodology (policies) | | |
| b) corrections due to error | | |
| I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data | 4 066 757 | 3 470 124 |
| 1. Share capital - beginning of the period | 2 000 000 | 2 000 000 |
| 1.1. Changes in share capital | | |
| a) increase,due to: | | |
| - issue of share | | |
| b) decrease, due to: | | |
| - redemption of shares | | |
| 1.2. Share capital - end of the period | 2 000 000 | 2 000 000 |
| 2. Called up capital not paid - beginning of the period | | |
| 2.1. Changes in called up capital not paid | | |
| a) increase | | |
| b) decrease | | |
| 2.2. Called up capital not paid - end of the period | | |
| 3. Reserve capital - beginning of the period | 753 007 | 1 350 204 |
| 3.1. Changes in reserve capital | 431 260 | (597 197) |
| a) increase, due to: | 431 260 | 7 156 |
| - issue of shares over nominal value | | |
| - from profit distribution (statutory) | | |
| - from profit distribution (over statutorily-required minimum value) | 424 170 | |
| - transfer of revaluation reserve capital | 7 090 | 7 156 |
| b) decrease, due to: | | (604 353) |
| - coverage of accumulated losses | | (604 353) |
| - transfer to revaluation reserve capital | | |
| 3.2. Reserve capital - end of the period | 1 184 267 | 753 007 |
| 4. Revaluation reserve capital - beginning of the period | 717 117 | 724 273 |
| 4.1. Changes in revaluation reserve capital | (7 090) | (7 156) |
| a) increase, due to: | | |
| - transfer from reserve capital | | |
| b) decrease, due to: | (7 090) | (7 156) |
| - the sale and liquidation of fixed assets | (7 090) | (7 156) |
| 4.2. Revaluation reserve capital - end of the period | 710 027 | 717 117 |
| 5. Other reserve capital - beginning of the period | (27 537) | |
| 5.1. Changes in other reserve capital | 19 341 | (27 537) |
| a) increase, due to: | 23 126 | 80 073 |
| - gains on valuation of financial instruments | 23 126 | 80 073 |
| b) decrease, due to: | (3 785) | (107 610) |
| - losses on valuation of financial instruments | (3 785) | (107 610) |
| 5.2. Other reserve capital - end of the period | (8 196) | (27 537) |

| | | |
|---|---|---|
| 6. Exchange rate differences on foreign divisions | | |
| 7. Retained profit or uncovered losses from prior years - beginning of the period | 6 203 | |
| 7.1. Retained profit from prior years - beginning of the period | 6 203 | |
| a) changes to accounting methodology (policies) | | |
| b) corrections due to error | | |
| 7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data | 6 203 | |
| a) increase, due to: | 617 967 | 6 203 |
| - distribution of profit | 617 967 | |
| - valuation of derivative instruments - changes to accounting methodology | | 6 203 |
| b) decrease, due to: | (624 170) | |
| - transfer to reserve capital (over statutorily) | (424 170) | |
| - dividend to shareholders | (200 000) | |
| - employees bonus and write off for other purposes | | |
| 7.3. Retained profit from prior years - end of the period | | 6 203 |
| 7.4. Uncovered losses from prior years - beginning of the period | | 604 353 |
| a) changes to accounting methodology (policies) | | |
| b) corrections due to error | | |
| 7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data | | 604 353 |
| a) increase, due to: | | |
| - transfer of losses to be covered | | |
| - changes to accounting policies | | |
| b) decrease, due to: | | (604 353) |
| - coverage of losses from reserve capital | | (604 353) |
| 7.6. Uncovered losses from prior years - end of the period | | |
| 7.7. Retained profit or uncovered losses from prior years - end of the period | | |
| 8. Net result | (190 023) | 617 967 |
| a) Net profit | | 617 967 |
| b) Net loss | (190 023) | |
| II. Shareholders' funds - end of the period | 3 696 075 | 4 066 757 |

# EXEMPTION NUMBER: 82 4639

(in '000PLN)

STATEMENT OF CASH FLOWS

| Prepared for the period | 2001 | 2000 |
|---|---|---|
| A. NET CASH FLOW FROM OPERATIONS (I+/-II) - indirect method | 344 620 | 861 575 |
| I. Net profit (loss) | (190 023) | 617 967 |
| II. Adjustments: | 534 643 | 243 608 |
| 1. Depreciation | 339 012 | 410 308 |
| 2. Foreign exchange (gains) losses | (48 315) | 1 325 |
| 3. Interest and dividends received and paid | 19 544 | 1 625 |
| 4. (Profit) loss on investing activities | 9 076 | (17 008) |
| 5. Change in other provisions | 202 491 | 73 044 |
| 6. Corporate income tax charge (from profit and loss account) | 43 084 | 177 123 |
| 7. Corporate income tax paid | (33 153) | (284 253) |
| 8. Change in inventories | (90 813) | (52 966) |
| 9. Change in debtors | 81 196 | (89 738) |
| 10. Change in short term creditors (excluding loans and credits) | 15 698 | 26 263 |
| 11. Change in prepayments and accruals | (40 183) | 73 516 |
| 12. Change in deferred income | (32 793) | (59 006) |
| 13. Other items | 69 799 | (16 625) |
| B. NET CASH FLOW FROM INVESTING ACTIVITIES (I-II) | (2 039 569) | (942 972) |
| I. Inflow from investing activities | 745 593 | 1 090 150 |
| 1. Sale of intangible fixed assets | 119 | 36 |
| 2. Sale of tangible fixed assets | 2 184 | 1 503 |
| 3. Sale of long term investments, of which: | 3 439 | 14 836 |
| - in subsidiaries | | 6 000 |
| - in associates | 719 | |
| - in dominant entity | | |
| 4. Sale of short term investments | 724 389 | 1 068 752 |
| 5. Repayment of long term loans granted | | 83 |
| 6. Dividends received | 15 462 | 4 940 |
| 7. Interest received | | |
| 8. Other items | | |
| II. Outflow from investing activities | (2 785 162) | (2 033 122) |
| 1. Purchase of intangible fixed assets | (4 545) | (8 322) |
| 2. Purchase of tangible fixed assets | (489 055) | (529 059) |
| 3. Purchase of long term investments, of which: | (270 823) | (203 450) |
| - in subsidiaries | (170 000) | (184 101) |
| - in associates | | |
| - in dominant entity | | |
| 4. Purchase of own shares | | |
| 5. Purchase of short term investments | (1 915 917) | (1 059 221) |
| 6. Long term loans granted | (98 050) | |
| 7. Other items | (6 772) | (233 070) |
| C. NET CASH FLOW FROM FINANCING ACTIVITIES (I-II) | 1 714 622 | 19 026 |
| I. Inflow from financing activities | 4 111 549 | 979 875 |
| 1. Proceeds from long term bank loans and long term loans | 120 813 | |
| 2. Issue of long term debentures and other securities | | |
| 3. Proceeds from short term bank loans and short term loans | 3 963 438 | 970 964 |
| 4. Issue of short term debentures and other securities | | |
| 5. Income from shares issued | | |
| 6. Additional payments to capital | | |
| 7. Other items | 27 298 | 8 911 |

| | | |
|---|---|---|
| II. Outflow from financing activities | (2 396 927) | (960 849) |
| 1. Repayment of long term bank loans and long term loans | | (1 656) |
| 2. Redemption of long term debentures and other securities | | |
| 3. Repayment of short term bank loans and short term loans | (2 149 088) | (942 363) |
| 4. Redemption of short term debentures and other securities | | |
| 5. Costs of the issue of own shares | | |
| 6. Purchase of own shares for retirement | | |
| 7. Dividends and other payments to shareholders | (200 000) | |
| 8. Bonuses from net profit paid to the Management Board and the Supervisory Board | | |
| 9. Community development expenses | | |
| 10. Leasing and rental repayments | | |
| 11. Interest paid | (35 007) | (6 565) |
| 12. Other items | (12 832) | (10 265) |
| D. TOTAL NET CASH FLOW (A+/-B+/-C) | 19 673 | (62 371) |
| E. CHANGE IN BALANCE OF CASH AND CASH EQUIVALENTS | 19 673 | (62 371) |
| - of which change due to exchange rate differences | 22 | 5 256 |
| F. CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD | 24 046 | 86 417 |
| G. CASH AND CASH EQUIVALENTS - END OF THE PERIOD (F+/-D) | 43 719 | 24 046 |
| - including those having limited rights to disposable | 2 518 | |